August 11, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Emily Drazan, Staff Attorney
Kathleen Krebs, Special Counsel

Re:	View Systems, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 29, 2014
File No. 333-194222

To Whom It May Concern:

On behalf of View Systems, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated August 5, 2014 (the “SEC Letter”) regarding the Registration Statement on Form S-1 (the “Registration Statement”).

Executive Compensation, page 51

1. Please be advised that the prior revisions were made based upon misinterpretation of the SEC'c previous commnets. In accordance with the staff’s comments, please be further advised that the executive compensation table has been revised to accurately reflect that during fiscal year ended December 31, 2013, the Company accrued $120,000 relating to Mr. Than's salary per the term of his executive service agreement. During fiscal year ended December 31, 2013, a further bonus of $30,000 was accrued and remains unpaid. Both the executive table and footnote reflect this disclosure.

Securities and Exchange Commission

Page Two

August 11, 2014

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

View Systems Inc.

By: _______________________________________

Gunther Than, Chief Executive Officer